Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore - 560035, India

Website: www.wipro.com; Email id – info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2016 UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

		Quarter ended			Six months ended		Year ended
	Particulars	September 30, 2016	June 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015	March 31, 2016
1	Income from operations
	a) Net Sales/income from operations (net of excise duty)	138,938	136,976	125,668	275,914	249,374	516,307
	b) Other operating income	—	—	—	—	—	—

	Total income from operations (net)	138,938	136,976	125,668	275,914	249,374	516,307

2	Expenses
	a) Cost of materials consumed	—	—	—	—	1	2
	b) Purchase of stock-in-trade	6,206	7,580	6,241	13,786	14,241	30,552
	c) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	1,248	(1,069)	(836)	179	(739)	(605)
	d) Employee benefit expense	67,105	66,177	61,314	133,282	120,321	245,534
	e) Depreciation and amortisation expense	4,849	4,665	3,530	9,514	6,897	14,965
	f) Sub contracting/technical fees/third party application	19,919	20,360	15,880	40,279	30,441	67,769
	g) Other expenses	16,640	16,416	15,290	33,056	29,981	61,230

	Total expenses	115,967	114,129	101,419	230,096	201,143	419,447

3	Profit from operations before other income, finance costs and exceptional items (1-2)	22,971	22,847	24,249	45,818	48,231	96,860
4	Other Income	5,105	5,200	6,318	10,305	11,653	23,655
5	Profit from ordinary activities before finance costs and exceptional items (3+4)	28,076	28,047	30,567	56,123	59,884	120,515
6	Finance Costs	1,428	1,336	1,589	2,764	2,875	5,582
7	Profit from ordinary activities after finance costs but before exceptional items (5-6)	26,648	26,711	28,978	53,359	57,009	114,933
8	Exceptional items	—	—	—	—	—	—
9	Profit from ordinary activities before tax (7+8)	26,648	26,711	28,978	53,359	57,009	114,933
10	Tax expense	5,909	6,122	6,515	12,031	12,473	25,366
11	Net profit from ordinary activities after tax (9-10)	20,739	20,589	22,463	41,328	44,536	89,567
12	Extraordinary items (net of tax expense)	—	—	—	—	—	—
13	Net profit for the period (11+12)	20,739	20,589	22,463	41,328	44,536	89,567
14	Share of Profit/(loss) of associates	—	—	—		—	—
15	Minority interest	(67)	(71)	(54)	(138)	(210)	(492)
16	Net profit after taxes, minority interest and share of profit of associates (13+14+15)	20,672	20,518	22,409	41,190	44,326	89,075
17	Paid up equity share capital (Face value ₹ 2 per share)	4,861	4,941	4,940	4,861	4,940	4,941
18	Reserves excluding revaluation reserves						460,219
19	EARNINGS PER SHARE (EPS) (of ₹ 2/- each) (not annualised) Before extraordinary items
	Basic (in ₹)	8.54	8.35	9.12	16.89	18.05	36.26
	Diluted (in ₹)	8.52	8.33	9.10	16.84	18.01	36.19

	After extraordinary items (of ₹ 2/- each) (not annualised)
	Basic (in ₹)	8.54	8.35	9.12	16.89	18.05	36.26
	Diluted (in ₹)	8.52	8.33	9.10	16.84	18.01	36.19

1.	The audited consolidated interim financial results of the Company for the quarter ended September 30, 2016 have been approved by the Board of Directors of the Company at its meeting held on October 21, 2016. The statutory auditors have expressed an unqualified audit opinion on these financial results.

2.	The above consolidated interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Effective April 1, 2016, the Company has early adopted IFRS 9, Financial Instruments. The comparative information has been adjusted to effect this change retrospectively.

3.	The total revenue from operations represent the aggregate revenue and includes foreign exchange gains/(losses), net amounting to ₹ 1,281, ₹ 984 and ₹ 533 for the quarter ended September 30, 2016, June 30, 2016 and September 30, 2015, respectively, ₹ 2,265 and ₹ 1,863 for the half year ended September 30, 2016 and September 30, 2015 and ₹ 3,867 for the year ended March 31, 2016.

4.	List of subsidiaries as of September 30, 2016 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC (formerly Wipro, Inc.)			USA

	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA

	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC		USA
	Wipro Data Centre and Cloud Services, Inc.		USA
	Wipro IT Services, Inc.		USA
		HPH Holdings Corp. (A)	USA
Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Information Technology Austria GmbH(A)	Austria
		Wipro Digital Aps (A)	Denmark
		Wipro Europe Limited	U.K.
		Wipro Promax Analytics Solutions (Europe) Limited	U.K.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Cyprus Private Limited			Cyprus

	Wipro Doha LLC#		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp. z.o. o		Poland
	Wipro Technologies Australia Pty Ltd.		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Information Technology Netherlands BV.		Netherland
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro IT Services Ukraine LLC	Ukraine
		Wipro Technologies Norway AS	Norway
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
	Wipro Technologies SRL PT WT Indonesia Wipro Australia Pty Limited Wipro (Thailand) Co Limited Wipro Bahrain Limited WLL Wipro Gulf LLC		Romania Indonesia Australia Thailand Bahrain Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent AG		Germany Germany

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Cellent Mittelstandsberatung GmbH Cellent AG Austria(A)	Austria

Wipro Networks Pte Limited	Wipro (Dalian) Limited Wipro Technologies SDN BHD		Singapore China Malaysia

Wipro Chengdu Limited			China

Wipro Airport IT Services Limited*			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited
#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Information Technogoty Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Digital Aps, Cellent AG Austria and HPH Holdings Corp. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information Technogoty Austria GmbH	Wipro Technologies Austria GmbH New Logic Technologies SARL			Austria Austria France

Wipro Europe Limited	Wipro UK Limited			U.K. U.K.

Wipro Portugal S.A.				Portugal
	Wipro Retail UK Limited			U.K.
	Wipro do Brasil			Brazil
Technologia Ltda
	Wipro Technologies			Germany
	Gmbh			Brazil
Wipro Do Brasil
Sistemetas De Informatica Ltd

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Digital Aps	Designit A/S	Designit Denmark A/S Designit MunchenGmbH Designit Oslo A/S Designit Sweden AB Designit T.L.V Ltd. Designit Tokyo Ltd. Denextep Spain Digital, S.L	Designit Colombia S A S	Denmark Denmark Denmark Germany Norway Sweden Israel Japan Spain Colombia

Cellent AG Austria	Frontworx Informationstechnologie AG			Austria Austria
HPH Holdings Corp.	Healthplan Holdings, Inc. Healthplan Services Insurance Agency, Inc. Healthplan Services, Inc. Harrington Health Services Inc.			USA USA USA USA USA

5.	Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2016, we realigned our industry verticals. The Communication Service Provider business unit was regrouped from the former GMT industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former RCTG industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical.

The revised industry verticals are as follows: Finance Solutions (BFSI), Healthcare, Lifesciences & Services (HLS), Consumer (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing & Technology (MNT), Communications (COMM). IT Services segment also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other Income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker

(CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the quarter ended September 30, 2016, June 30, 2016 and September 30, 2015, half year ended September 30, 2016 and September 30, 2015 and year ended March 31, 2016 is as follows:

	Quarter ended			Six months ended		Year ended
	September 30, 2016	June 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015	March 31, 2016
Particulars	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	33,583	33,630	32,252	67,213	63,273	128,147
HLS	20,883	19,931	13,746	40,814	26,734	58,358
CBU	20,708	20,725	19,510	41,433	38,210	79,514
ENU	16,881	17,356	17,664	34,237	35,240	70,866
MNT	29,463	29,538	28,146	59,001	55,109	113,422
COMM	9,848	9,912	9,110	19,760	17,635	37,009
Others	—	—	—	—	—	—

Total of IT Services	131,366	131,092	120,428	262,458	236,201	487,316
IT Products	7,666	5,930	5,442	13,596	13,616	29,722
Reconciling Items	(94)	(46)	(202)	(140)	(443)	(731)

Total	138,938	136,976	125,668	275,914	249,374	516,307

Segment Result
IT Services
BFSI	6,379	6,994	6,882	13,373	13,829	27,902
HLS	3,234	2,856	3,023	6,090	5,777	12,009
CBU	3,584	3,775	3,238	7,359	6,320	13,590
ENU	3,443	3,025	3,272	6,468	6,859	13,475
MNT	6,175	5,954	6,370	12,129	12,203	24,223
COMM	1,594	1,502	1,554	3,096	2,801	5,990
Others	—	—	—	—	—	—
Unallocated	(1,037)	(837)	277	(1,874)	808	1,064

Total of IT Services	23,372	23,269	24,616	46,641	48,597	98,253
IT Products	(298)	(368)	(244)	(666)	(141)	(1,007)
Reconciling Items	(103)	(54)	(123)	(157)	(225)	(386)

Total	22,971	22,847	24,249	45,818	48,231	96,860
Finance Expense	(1,428)	(1,336)	(1,589)	(2,764)	(2,875)	(5,582)
Finance and Other Income	5,105	5,200	6,318	10,305	11,653	23,655

Profit before tax	26,648	26,711	28,978	53,359	57,009	114,933

Notes:

a)	Effective April 1, 2016, CODM’s review of the segment results is measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items till the year ended March 31, 2016. Comparative information has been restated to give effect to the same.

b)	“Reconciling items” includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.

c)	Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

e)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net amounting to ₹ 1,281, ₹ 984 and ₹ 533 for the quarter ended September 30, 2016, June 30, 2016 and September 30, 2015, respectively, ₹ 2,265 and ₹ 1,863 for the half year ended September 30, 2016 and September 30, 2015 and ₹ 3,867 for the year ended March 31, 2016 in revenues (which is reported as a part of operating profit in the statement of income).

f)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

g)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

6.	Consolidated Statement of Assets and liabilities

	Particulars	As at September 30, 2016	As at March 31, 2016
I.	EQUITY AND LIABILITIES
1.	Shareholder’s funds
	Share capital	4,861	4,941
	Reserves and surplus	478,466	460,219

		483,327	465,160

2.	Minority Interest	2,363	2,224

3.	Non- current liabilities
	Long-term borrowings	18,004	17,361
	Deferred tax liabilities	4,436	5,108
	Other long term liabilities	7,295	7,344
	Long-term provisions	7,809	8,245

		37,544	38,058

4.	Current liabilities
	Short term borrowings	106,600	107,860
	Trade payables and accrued expense	68,487	68,187
	Other current liabilities	30,426	34,237
	Short term provisions	9,996	8,277

		215,509	218,561

	TOTAL EQUITY AND LIABILTIES	738,743	724,003

II	ASSETS
1.	Non-current assets
	Fixed assets
	Tangible assets	69,103	64,952
	Intangible assets	14,479	15,841
	Goodwill	101,864	101,991
	Non-current investments	5,092	4,907
	Deferred tax assets	3,530	4,286
	Long-term loans and advances	11,938	11,751
	Other non-current assets	16,873	16,088

		222,879	219,816

2.	Current assets
	Current investments	258,499	204,244
	Inventories	5,215	5,390
	Trade receivables	101,170	100,976
	Cash and bank balances	55,167	99,049
	Short-term loans and advances	8,131	7,812
	Other current assets	87,682	86,716

		515,864	504,187

	TOTAL ASSETS	738,743	724,003

7.	Buyback of equity shares

During the current period, the Company has concluded the buyback of 40 million equity shares as approved by the Board of Directors on April 20, 2016. This has resulted in a total cash outflow of ₹ 25,000. In line with the requirement of the Companies Act 2013, an amount of ₹ 14,254 and ₹ 10,666 has been utilized from the share premium account and retained earnings respectively. Further, capital redemption reserves (included in other reserves) of ₹ 80 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buy back, share capital has reduced by ₹ 80.

8.	Event after the reporting period

On October 20, 2016 the Company entered in to definitive agreement to acquire Appirio Inc., a global cloud services company for a consideration of US $ 500 million. The acquisition will strengthen Wipro’s cloud transformation practices.

By order of the Board,	For Wipro Limited

Azim H Premji
Place: Bangalore	Chairman &
Date: October 21, 2016	Managing Director